NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 16, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 01, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Replay Acquisition Corp. and Finance of America Companies Inc., became effective on April 1, 2021. Following the Business Combination, the Units of Replay Acquisition Corp. automatically separated into the component securities, and, as a result, no longer trade as a separate security. In addition, each share of Replay Acquisition Corp. Ordinary Shares was converted into one share of Class A Common Stock of Finance of America Companies Inc., and each Warrant of Replay Acquisition Corp. was converted into the right to receive one Finance of America Companies Inc. Warrant (exercisable for one Class A Common Stock at an exercise price of $11.50, of Finance of America Companies Inc.). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 05, 2021.